SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2011

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SCHEDULE 11

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)                  An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1	Name of the Issuer RYANAIR HOLDINGS PLC	2
State whether the notification relates to:
(i)    a transaction notified in accordance with Market Abuse Rules;

(ii)   a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or
(iii) both (i) and (ii).

(iii)

3	Name of person discharging managerial responsibilities/ director David Bonderman	4
State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Notification relates to 1985 Bonderman Children's Trust (which is connected to Mr. Bonderman)

5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest Notification in respect of entity at 4 above	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares ORDINARY SHARES
7	Name of registered shareholder(s) and, if more than one, number of shares held by each of them 1985 Bonderman Children's Trust	8	State the nature of the transaction DISPOSAL OF ORDINARY SHARES
9	Number of shares, debentures or financial instruments relating to shares acquired Not applicable	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) Not applicable
11	Number of shares, debentures or financial instruments relating to shares disposed 4,000,000	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) 0.2731%
13	Price per share or value of transaction Disposal price of ordinary shares: €3.615	14	Date and place of transaction ISE - 02/12/2011
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 1985 Bonderman Children's Trust now holds 6,299,231 ordinary shares or 0.4301%. Mr. Bonderman and persons connected with him now hold 9,230,671 ordinary shares or 0.6303% (including the above holding of the 1985 Bonderman Children's Trust).	16	Date issuer informed of transaction 05/12/2011

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant	18	Period during which or date on which it can be exercised
19	Total amount paid (if any) for grant of the option	20	Description of shares or debentures involved (class and number)
21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	22	Total number of shares or debentures over which options are held following notification
23	Any additional information	24	Name of contact and telephone number for queries Juliusz Komorek- 01 812 1212

Name and signature of duly designated officer of issuer responsible for making notification
Juliusz Komorek - Company Secretary__________________________________________________
Date of notification _______06/12/2011____________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:   06 December, 2011
By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary